Ballard Power Systems Inc.

News Release

Ballard Fuel Cell Modules to Power Fleet of 10 Clean Energy Buses in Aberdeen, Scotland

For Immediate Release – March 13, 2013

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) has announced the recent signing of an agreement between Van Hool NV, Europe’s fourth largest bus manufacturer, and the Transit Authority in Aberdeen, Scotland for delivery of 10 buses that will be powered by Ballard’s 150 kilowatt FCvelocityTM-HD6 fuel cell module.

When deployed in revenue service, the 10-bus fleet to be operated in Aberdeen will be Europe’s largest hydrogen fuel cell bus fleet. Furthermore, by early-2014 approximately 40 buses in Europe will be powered by Ballard fuel cell modules.

In December 2011, Ballard announced an equipment supply agreement (ESA) with Van Hool for 21 of the Company’s latest-generation 150 kilowatt FCvelocityTM-HD6 modules, with an expectation that the majority of these would be shipped in 2012. By the end of 2012, 14 modules had been shipped to Van Hool. These will be used in 5 buses to be deployed in San Remo, Italy, 5 buses to be deployed in Flanders, Belgium as well as 4 of the buses to be deployed in Aberdeen. All these deployments are being supported by European Joint Technology Initiative (JTI) funding through the High V.LO-City program.

Through the remainder of 2013 Ballard expects to ship a further 8 power modules to Van Hool, including 6 to be used in the Aberdeen deployment and 2 for use in buses to be deployed in Cologne, Germany. The Cologne buses are being procured by the government of North Rhine Westphalia (NRW), with funding support from the German National Innovation Program. The Aberdeen buses are being supported by JTI funding through the High V.LO-City and HyTransit programs. This will bring the total number of modules shipped to Van Hool to 22 since December 2011.

Ballard’s sixth generation FCvelocityTM-HD6 fuel cell module features a control unit which interfaces with a system controller to make it a “plug-and-play” product for any fuel cell or hybrid fuel cell bus platform. The module also offers significant advances in durability, power density and fuel efficiency compared to earlier generation products.

Increased volumes of fuel cell-powered buses are supporting cost and price reductions through scale of economies, enabling fuel cell solutions to compete more effectively with incumbent transit technologies.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated revenues, shipments, product development activities, product improvements and cost reductions. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com